SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
PLETESHKOVSKY PEREULOK 3/2
107005 MOSCOW, RUSSIA
TEL: 7 (501) 940-2304
FAX: 7 (501) 940-2511



FILE NO. 82-4475

April 21, 2003

By Hand
Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: AO Mosenergo - Rule 12g3-2(b)

Ladies and Gentlemen:

In connection with the AO Mosenergo's exemption pursuant to Rule 12g3-2(b) (the "Rule") promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), please find enclosed (i) Information on a Material Fact (Event, Action) Affecting the Issuer's Finances and Business as of April 7, 2003, (ii) Notice on the Annual General Meeting of Shareholders of AO Mosenergo to be held in the form of a meeting (joint presence of shareholders), and (iii) Ballot for voting at the Annual General Meeting of Shareholders.

The document is being furnished pursuant to paragraph (b) (1) (i) of the Rule with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

dw 5/14

Please call the undersigned at (7-501) 797 46 00 if you have any comments or questions regarding the enclosures. Please have the enclosed copy of this letter date stamped and returned to our waiting messenger.

Very truly yours,



Alexei V. Kiyashko

Enclosure

cc: Alexei N. Zharikov
(AO MOSENERGO)

[UNOFFICIAL TRANSLATION FROM RUSSIAN]

Supplement to the *Vestnik* of
The Federal Securities Market Commission
of Russia

Information On A Material Fact (Event, Action) Affecting The Issuer's Finances And Business

Open Joint Stock Company for Energy and Electrification Mosenergo

Information on resolutions adopted by the Board of Directors

Full official name of the issuer: Open Joint Stock Company for Energy and Electrification Mosenergo
Location: 8 Raushskaya Naberezhnaya, 113035 Moscow
Code of the fact (event, action): 1300085A07042003
Date of the meeting of the board of directors which adopted the respective resolution: April 07, 2003
Full wording of the adopted resolution in accordance with the minutes of the meeting of the board of directors:

I. On convening the annual general meeting of shareholders of the Company; on the determination of the form, date, place and time of the annual general meeting of shareholders of the Company; on the determination of the opening time of registration of participants of the annual general meeting of shareholders of the Company.

1. To determine the time of the annual general meeting of shareholders of the Company: 10:00 a.m. (local time).

2. To determine the place of the annual general meeting of shareholders of the Company: Renaissance Moscow Hotel, 18/1 Olimpiysky Prospect, Moscow.

3. To determine the opening time of registration of participants of the annual general meeting of shareholders: 9:00 a.m.

4. To determine that participants of the annual general meeting of shareholders of the Company shall be registered at the place ofthe annual general meeting of shareholders.

II. On the recommendations on the amount of dividend payable on shares based on the results of 2002 and the procedure of dividend payment.

To recommend that the annual general meeting of shareholders of the Company adopt the following resolution:

1. To pay in cash the dividend on ordinary shares of the Company based on the results of 2002 equal to RUR 0.01837 per each ordinary share of the Company within sixty (60) days following the date of such resolution on the dividend payment.

III. On the determination of the agenda of the annual general meeting of shareholders of OAO Mosenergo.

To approve the agenda of the annual general meeting of shareholders of the Company as follows:

1. On the approval of the annual report, the annual financial statements, including the profit and loss statement (the profit and loss accounts) of the Company based on the results of operations in 2002.

2. Distribution of the profit, including the payment (declaration) of dividends based on the Company's results of operations in 2002.

3. On the payment of remuneration and compensations to members of the Board of Directors of the Company.

4. On the election of the Board of Directors of the Company.

5. On the election of the audit commission of the Company.

6. On the approval of the auditor of the Company.

7. On amendments to the Charter of the Company.

8. On the approval of the revised Regulations of the Procedures of Preparation for and Holding of a General Meeting of Shareholders of the Company.

IV. <u>On the determination of the list of information (materials) to be made available to shareholders of the Company in the process of preparation for the annual general meeting of shareholders of the Company and on the method by which it will be made available.</u>

1. To determine that information (materials) to be made available to participants of the annual general meeting of shareholders of the Company shall be as follows:

- the annual financial statements;
- the opinion of the auditor;
- the opinion of the audit commission of the Company based on the results of the audit of the annual financial statements;
- the opinion of the audit commission on the reliability of the data contained in the annual report of the Company;
- information on persons nominated for the election of members of the Board of Directors of the Company;
- information on persons nominated for the election of members of the Audit Commission of the Company;
- information on the nominated auditor of the Company;
- information on the availability or absence of written consent of persons nominated for the election of members of the Board of Directors of the Company and the Audit Commission of the Company;
- draft amendments to the Charter of the Company;
- draft revised Regulations of the Preparation for and Holding of a General Meeting of Shareholders of the Company;
- draft revised Regulations of Remuneration and Compensations Payable to members of the Board of Directors of the Company;
- recommendations of the Board of Directors of the Company with regard to the allocation of profit and losses of the Company based on the results of the financial year;
- recommendations of the Board of Directors of the Company with regard to the amount of the dividend payable on shares of the Company and the procedure of dividend payment;
- draft resolutions of the general meeting of shareholders of the Company.

2. To determine that such information (materials) shall be made available to shareholders of the Company in the period from May 5, 2003 through May 30, 2003, from 9:00 a.m. through 5:00 p.m. at the following addresses:

Securities Department of OAO Mosenergo: Room 528, 8 Raushskaya Naberezhnaya, Moscow; and
ZAO Specialized Registrar Reestr-Service: 15 Sadovnicheskaya Ulitsa, Moscow.

V. On the determination of the date when voting ballots shall be delivered to persons entitled to participate in the annual general meeting of shareholders of the Company, on the determination of the address to which filled out voting ballots may be delivered and the date when the acceptance of filled out voting ballots shall be closed.

1. To determine that voting ballots shall be delivered by registered mail (or delivered by hand against acknowledgment of receipt) to each person entitled to participate in the annual general meeting of shareholders of the Company not later than May 8, 2003.

2. To determine that in addition to the addresses provided for in current laws, filled out voting ballots may be delivered to the mail address of the Company's registrar ZAO Specialized Registrar Reestr-Service at 15 Sadovnicheskaya Ulitsa, Moscow.

3. To determine that only votes represented by voting ballots which have been received by the Company not later than May 27, 2003 will be counted in the quorum and the results of voting.

4. To cause the General Director of the Company to ensure the delivery of voting ballots to shareholders of the Company in accordance with this resolution.

VI. On the approval of the form and wording of voting ballots for the annual general meeting of shareholders of the Company.

To approve the form and wording of voting ballots for the annual general meeting of shareholders of the Company.

VII. On the approval of the procedure of notification of shareholders of the Company on the annual general meeting of shareholders of the Company.

1. To notify persons entitled to participate in the annual general meeting of shareholders of the Company of the annual general meeting of shareholders of the Company by registered mail (or by a notice delivered by hand against the acknowledgment of receipt), and to publish the notice on the annual general meeting of shareholders of the Company in the social and political newspaper *Izvestiya* not later than May 8, 2003.

2. To approve the form and wording of the notice on the annual general meeting of shareholders of the Company:

2.1 to be published in the *Izvestiya* newspaper;

2.2 to be delivered by registered mail (by hand against the acknowledgment of receipt).

3. To cause the General Director of the Company to ensure that shareholders of the Company will be notified of the annual general meeting of shareholders of the Company in accordance with this resolution.

VIII. On the establishment of the working bodies of the annual general meeting of shareholders of the Company.

1. To elect Yuri A. Goncharov, Secretary of the Board of Directors of the Company, as the secretary of the annual general meeting of shareholders of the Company.

Quorum present at the meeting and the results of voting on the adopted resolutions: 11 out of 13 members of the Board of Directors were present at the meeting. 11 voted "IN FAVOR", 0 voted "AGAINST" and 0 "ABSTAINED". All resolutions are deemed to have been adopted unanimously.

First Deputy General Director /s/ D.V. Vassiliev
for Corporate Policy
and Property Management

[Seal]

WORD Document

[UNOFFICIAL TRANSLATION FROM RUSSIAN]

Open Joint Stock Company of Energy and Electrification Mosenergo
8 Raushskaya Naberezhnaya, 115035 Moscow

NOTICE

on the Annual General Meeting of Shareholders of OAO MOSENERGO to be held in the form of a meeting (joint presence of shareholders)

Dear Shareholder:

OAO Mosenergo hereby notifies of its annual general meeting of shareholders to be held in the form of joint presence with the following agenda:

1. On the approval of the annual report, the annual financial statements, including the profit and loss statement (the profit and loss accounts) of the Company based on the results of operations in 2002.

2. Distribution of the profit, including the payment (declaration) of dividends based on the Company's results of operations in 2002.

3. On the remuneration and compensations payable to members of the Board of Directors of the Company.

4. On the election of the Board of Directors of the Company.

5. On the election of the audit commission of the Company.

6. On the approval of the auditor of the Company.

7. On amendments to the Charter of the Company.

8. On the approval of revised Regulations of the Procedures of Preparation for and Holding of a General Meeting of Shareholders of the Company.

Date of the meeting: **May 30, 2003.**
Time of the meeting: **10:00 a.m.**
Place of the meeting: **Renaissance Moscow Hotel, 18/1 Olimpiysky Prospect, Moscow.**
The list of persons entitled to attend the General Meeting of Shareholders and to receive the annual dividends was completed as of **April 11, 2003.**
Mail address to which filled out ballots may be delivered: **ZAO Specialized Registrar Reestr-Service at 15 Sadovnicheskaya Ulitsa, 113035 Moscow.**
Only votes represented by voting ballots which will be received by the Company not later than two days prior to the annual General Meeting of Shareholders, i.e.

not later than **May 27, 2003**, will be counted in the quorum and in the results of voting.
The registration of participants of the meeting will open at 9:00 a.m. (bcal time) at the place where the meeting will be held.
Information (materials) on the items of the agenda will be made available to all persons entitled to participate in the annual General Meeting of Shareholders in the period **from May 5, 2003 through May 30, 2003, 9:00 a.m. through 5:00 p.m.** at the following addresses:
Securities Department of OAO Mosenergo:
Room 528, 8 Raushskaya Naberezhnaya, Moscow
(access to the building available only subject to a prior application by telephone).
contact telephone Nos.: 957-2599; 957-4468; 957-3945; 957-3767.
ZAO Specialized Registrar Reestr-Service
15 Sadovnicheskaya Ulitsa, Moscow
contact telephone Nos.: 234-7076; 234-7078; 234-7079.
In addition, such materials will be available to each participant during the annual general meeting of shareholders.

Balance Sheet of OAO Mosenergo for 2002

	As of the beginning of the year	**As of the end of the year**
ASSETS		
I. NON-CURRENT ASSETS		
Intangible assets	0	49
Fixed assets	96,036,485	95,004,616
Investments in non-current assets	4,495,262	5,366,236
Long-term financial investments	79,759	69,415
Total Section I	*100,611,506*	*100,440,316*
II. CURRENT ASSETS		
Inventory	4,361,281	4,827,006
Value Added Tax on acquired valuables	826,625	1,262,994
Accounts receivable	12,536,326	11,346,274
Cash	2,626,281	1,756,559
Total Section II	*20,350,513*	*19,192,833*
BALANCE	**120,962,019**	**119,633,149**

LIABILITIES		
III. CAPITAL AND RESERVES		
Charter capital	28,267,726	28,267,726
Additional capital	70,664,931	73,113,443
Reserve capital	72,335	279,092
Social fund	76,268	68,524
Retained profit of previous years	4,855,316	1,341,869
Retained profit of the reporting year	x	646,254
Total Section III	*103,936,576*	*103,716,908*
IV. LONG-TERM LIABILITIES		
Loans and credits	2,982,675	4,089,172
Total Section IV	*2,982,675*	*4,089,172*
V. SHORT-TERM LIABILITIES		
Loans and credits	6,535,177	3,245,885
Accounts payable	5,595,480	6,680,878
Overdue income payable to the participants (founders)	5,025	4,477
Deferred proceeds (83)	1,907,086	1,895,829
Total Section V	*14,042,768*	*11,827,069*
BALANCE	**120,962,019**	**119,633,149**

Profit And Loss Statement For 2002

	2002	2001
(Net) proceeds from sales of goods, products, work or services (VAT, excises and similar mandatory payments excluded)	52,962,424	43,459,335
Cost of sold goods, products, work or services	48,318,368	34,685,429
Gross income	4,644,056	8,773,906
Commercial expenses	48,693	44,540
Profit (loss) from sales	4,595,363	8,729,366
Operating proceeds and expenses	(2,277,011)	(1,401,842)
Non-sales proceeds and expenses	(1,357,009)	(3,236,640)
Pre-tax profit (loss)	961,343	4,090,884
Income tax and similar mandatory payments	245,631	2,017,984
Profit (loss) from regular business	715,712	2,072,900
Extraordinary proceeds and expenses	(69,458)	(5,327)
Net profit (retained profit (loss) in the reporting period)	646,254	2,067,573

Distribution Of The Profit (Loss) Of The Company Based On Results Of Operations In The Financial Year

Proposed application of the net profit equal to RUR 646,254,000:

- RUR 32,313,000 to the reserve fund;
- RUR 94,663,000 to the accumulation fund;
- RUR 519,278,000 to pay dividends; and
- RUR 0 to cover the losses of previous years.

Opinion Of The Audit Commission Of OAO Mosenergo

The Audit Commission hereby confirms, on the basis of the results of an audit of the Company's results of operations in 2002 and results of an audit of finances and operations of certain branches, the following:

The financial statements of the Company with the balance equal to RUR 119,633,149,000 are reliable and present fairly the assets and liabilities of the Company as of January 1, 2003 and its financial results of operations in 2002. The accounting registers are in conformity with primary documents.

The Company's results of operations are reliable.

Opinion Of Firm OOO Top-Audit, The Company's External Auditor

The auditor believes that the financial statements of OAO Mosenergo with the balance equal to RUR 119,633,149,000 as of December 31, 2002, present fairly, in all material respects, the Company's financial status as of December 31, 2002 and its results of operations for the period from January 1, 2002 through December 31, 2002 (inclusively).

Proposal Of The Board Of Directors Of AO MOSENERGO With Regard To The Dividends Payable For 2002

The Board of Directors of AO MOSENERGO recommends that the meeting of shareholders approve the dividend for 2002 equal to RUR 0.01837 on each ordinary registered share of the Company. The dividends will be paid out in cash within 60 days following the date of the resolution on the payment thereof.

Remuneration And Compensations Payable to Members of the Board of Directors

The Board of Directors proposes that the meeting of shareholders approve the revised Regulations of Remuneration and Compensations Payable to Members of the Board of Directors.

Information On Persons Nominated As Members Of The Board Of Directors Of OAO MOSENERGO

1. **Baurzhan A. BAIMUKHANOV**, Chairman of the Board of Directors, ZAO Dala Group, the Republic of Kazakhstan
   The nominee's consent is available
2. **Alexey F. BODUNKOV**, Minister of Property Relations, the Government of the Moscow Region
   The nominee's consent is not available
3. **Dmitry V. VASSILIEV**, First Deputy General Director and Managing Director for Corporate Policies and Property Management, OAO Mosenergo
   The nominee's consent is available
4. **Igor T. GORYUNOV**, Chief Engineer and 1st Deputy General Director, OAO MOSENERGO
   The nominee's consent is available
5. **Sergey S. GRECHISHKIN**, Vice President, JP Morgan
   The nomination has been withdrawn
6. **Arkady V. YEVSTAFYEV**, General Director, OAO Mosenergo
   The nominee's consent is available

7. **Anatoliy Ya. KOPSOV**, Director for Construction of Generating Facilities, RAO UES of Russia

The nominee's consent is not available

8. **Artyom V. KUZNETSOV**, representative of Business Development Corporation Holding Limited

The nominee's consent is available

9. **Boris V. NIKOLSKY**, Member of the Council of Federation of the Federal Meeting of the Russian Federation, representative of the governmental executive authority of the City of Moscow

The nominee's consent is not available

10. **Richard ALFERT**, Managing Director, Investment and Banking Services Department, Renaissance Capital

The nominee's consent is available

11. **Vladimir Yu. PLATONOV**, Deputy Chairman of the Management Board, RAO UES of Russia

The nominee's consent is not available

12. **Andrey N. RAPPOPORT**, Deputy Chairman of the Management Board, RAO UES of Russia

The nominee's consent is not available

13. **Alexander A. SAVIN**, Director, Investment and Banking Services Department, Renaissance Capital

The nominee's consent is available

14. **Kirill G. SELEZNEV**, Head of the Marketing Department, OAO Gazprom

The nominee's consent is not available

15. **Pavel S. SMIRNOV**, member of the Management Board, RAO UES of Russia

The nominee's consent is not available

16. **Pavel M. TEPLUKHIN**, President, ZAO UK Troika Dialog,

The nominee's consent is available

17. **Hodson TORNBERN**, Managing Director, Investment and Banking Services Department, Renaissance Capital

The nominee's consent is available

18. **Yuri A. UDALTSOV**, Head of the Corporate Strategy Department, OAO RAO UES of Russia

The nominee's consent is not available

19. **Anatoly A. CHABAK**, General Director, OAO NIKoil-Sberezheniya

The nominee's consent is available

20. **Alexander V. CHIKUNOV**, Head of the Center for the Implementation of Energo Restructuring Projects, OAO RAO UES of Russia

The nominee's consent is not available

21. **Dmitry B. SHEVTSOV**, Managing Director, Head of the Law Department, Renaissance Capital

The nominee's consent is available

Information On Persons Nominated as Members Of The Audit Commission Of OAO MOSENERGO

1. **Oleg V. ZABRODIN**, Deputy Chief Accountant for Audits, OAO MOSENERGO

   The nominee's consent is available
2. **Danil N. NIKITIN**, First Deputy Head of the Corporate Policies Department, RAO UES of Russia

   The nominee's consent is available
3. **Sergey B. SIDOROV**, Head of the Financial Audit Department, RAO UES of Russia

   The nominee's consent is available
4. **Elena Ye. SMIRNOVA**, Advisor on the work of audit commissions of Tsentrenergo Representative Office

   The nominee's consent is available
5. **Grigory F. SHEVCHENKO**, Head of the Planning and Economy Department, Cogeneration Plant 21 of OAO MOSENERGO

   The nominee's consent is available

Information On The Auditors Proposed For The Forthcoming Period

The proposed external auditor of the Company is OOO Firm Top-Audit (Moscow), License No. 006580 to carry out general audit, issued on September 11, 2000 for a 3 year period.

Internal Documents of the Company

The Board of Directors of OAO Mosenergo recommends that the General Meeting of Shareholders approve the following for the purposes of bringing internal documents of the Company into conformity with restated Federal Law No. 208-FZ "On Joint Stock Companies" and Resolution No. 17-ps of the Federal Securities Commission of Russia:

- amendments to the Charter of the Company;
- revised Regulations of the Procedures of Preparation for and Holding of the General Meeting of Shareholders of the Company;
- revised Regulations of Remuneration and Compensations Payable to Members of the Audit Commission of the Company.

OPEN JOINT STOCK COMPANY OF ENERGY AND ELECTRIFICATION

OAO MOSENERGO

000001

8 Raushskaya Naberezhnaya, 113035 Moscow, Russia

BALLOT
for voting at the annual general
meeting of shareholders

Form: Meeting
Date and time of the meeting:
10:00 a.m. (local time), May 30, 2003
Place of the meeting:
Renaissance Moscow Hotel, 18/1 Olimpiysky Prospect, Moscow
Mail address to which filled out ballots may be delivered: ZAO Specialized Registrar Reestr-Service at 15 Sadovnicheskaya Ulitsa, 113035 Moscow

Number of voting shares owned by the shareholder: ________

ITEM:

1. **On the approval of the annual report for 2002, the annual financial statements, including the profit and loss statement (the profit and loss accounts) of the Company for 2002.**

RESOLUTION:

1. **To approve the annual report of the Company based on the results of 2002.**
2. **To approve the annual financial statements of the Company based on the results of 2002.**
3. **To approve the profit and loss statement of the Company based on the results of 2002.**

"FOR"	"AGAINST"	"ABSTAINED"
____________	____________	____________
* ____________	* ____________	* ____________
____________	____________	____________

PLEASE LEAVE UNDELETED THE OPTION WHICH REFLECTS YOUR DECISION

ANY BALLOT IN WHICH MORE THAN ONE OPTION REMAINS UNDELETED WILL BE DEEMED INVALID

(except in the event the vote is taken in accordance with directions of persons who acquired shares following the date of completion of the list of persons entitled to participate in the general meeting of shareholders, or in accordance with directions of depositary receipt holders)

ANY BALLOT CONTAINING ERASURES OR CORRECTIONS WILL BE DEEMED INVALID

ANY BALLOT NOT SIGNED BY THE SHAREHOLDER SHALL BE INVALID!

Signature of the shareholder or proxy ____________ (________________________)
(signature) (name)
acting under a power-of-attorney issued on _____ **by** ________________________
(the issuer of the power-of-attorney)

1

Attention! Each ballot delivered to a shareholder by registered mail and returned to the Company which is executed by a proxy (representative) of such shareholder must be accompanied by a power-of-attorney on the basis of which such representative acts (or a notarized copy thereof). Each shareholder intending to be present or represented at the general meeting must have this ballot (or give it to his or her representative) for the purposes of voting at the general meeting of shareholders. ***Clarification:** each voter may elect only one voting option, except in the event the vote is taken in accordance with directions of a person who acquired shares following the date of completion of the list of persons entitled to participate in such general meeting, or in accordance with directions of depositary receipt holders; in the event more than one voting option remain undeleted in a ballot, the number of votes given for each respective voting option must be indicated in the respective field provided for the number of votes, with a note that the vote is taken in accordance with directions of an acquirer of shares delivered following the date of completion of the list of persons entitled to participate in the general meeting, and (or) in accordance with the directions of depositary receipt holders; each person voting on the basis of a power-of-attorney issued with regard to shares acquired following the date of completion of the list of persons entitled to participate in the general meeting must indicate the number of votes given for the undeleted voting option in the respective field provided for the number of votes, with a note that the vote is taken on the basis of a power-of-attorney issued with regard to shares acquired following the date of completion of the list of persons entitled to participate in such general meeting; in the event only a portion of shares was transferred following the date of completion of the list of persons entitled to participate in the general meeting, each voter must indicate the number of votes given for the undeleted voting option in the respective field provided for the number of votes, with a note that certain portion of shares was transferred following the date of completion of the list of persons entitled to participate in the general meeting and the voter has received directions from the acquirer of such shares which coincide with such undeleted voting option; such votes shall be summed up.	**1**

OPEN JOINT STOCK COMPANY OF ENERGY AND ELECTRIFICATION

OAO MOSENERGO

000001

8 Raushskaya Naberezhnaya, 113035 Moscow, Russia

BALLOT
for voting at the annual general meeting of shareholders

Form: Meeting
Date and time of the meeting:
10:00 a.m. (local time), May 30, 2003
Place of the meeting:
Renaissance Moscow Hotel, 18/1 Olimpiysky Prospect, Moscow
Mail address to which filled out ballots may be delivered: ZAO The Specialized Registrar Reestr-Service at 15 Sadovnicheskaya Ulitsa, 113035 Moscow

Number of voting shares owned by the shareholder: ________

ITEM:

2. **Distribution of the profit, including the payment (declaration) of dividends based on the Company's results of operations in 2002.**

RESOLUTION:

1. **To approve the distribution of the profit and losses based on the Company's results of operations in 2002 as follows:**

	RUR
Retained profit (loss) in the reporting period	646,254,000
Allocate to: the Reserve Fund	32,313,000
the Accumulation Fund	94,663,000
dividends	519,278,000
Covering losses of pervious years:	-

2. **To pay in cash dividends on ordinary shares of the Company based on the results of operations in 2002 equal to RUR 0.01837 per ordinary share of the Company within 60 days following the resolution on the payment thereof.**

"FOR"	"AGAINST"	"ABSTAINED"
____________	____________	____________
* ____________	* ____________	* ____________
____________	____________	____________

PLEASE LEAVE UNDELETED THE OPTION WHICH REFLECTS YOUR DECISION

ANY BALLOT IN WHICH MORE THAN ONE OPTION REMAINS UNDELETED WILL BE DEEMED INVALID

(except in the event the vote is taken in accordance with directions of persons who acquired shares following the date of completion of the list of persons entitled to participate in the general meeting of shareholders, or in accordance with directions of depositary receipt holders)

2

ANY BALLOT CONTAINING ERASURES OR CORRECTIONS WILL BE DEEMED INVALID
ANY BALLOT NOT SIGNED BY THE SHAREHOLDER SHALL BE INVALID!

Signature of the shareholder or proxy _____________ (___________________________)
(signature) (name)
acting under a power-of-attorney issued on _____ **by** ___________________________
(the issuer of the power-of-attorney)

Attention! Each ballot delivered to a shareholder by registered mail and returned to the Company which is executed by a proxy (representative) of such shareholder must be accompanied by a power-of-attorney on the basis of which such representative acts (or a notarized copy thereof). Each shareholder intending to be present or represented at the general meeting must have this ballot (or give it to his or her representative) for the purposes of voting at the general meeting of shareholders.

***Clarification:**

each voter may elect only one voting option, except in the event the vote is taken in accordance with directions of a person who acquired shares following the date of completion of the list of persons entitled to participate in such general meeting, or in accordance with directions of depositary receipt holders;

in the event more than one voting option remain undeleted in a ballot, the number of votes given for each respective voting option must be indicated in the respective field provided for the number of votes, with a note that the vote is taken in accordance with directions of an acquirer of shares delivered following the date of completion of the list of persons entitled to participate in the general meeting, and (or) in accordance with the directions of depositary receipt holders;

each person voting on the basis of a power-of-attorney issued with regard to shares acquired following the date of completion of the list of persons entitled to participate in the general meeting must indicate the number of votes given for the undeleted voting option in the respective field provided for the number of votes, with a note that the vote is taken on the basis of a power-of-attorney issued with regard to shares acquired following the date of completion of the list of persons entitled to participate in such general meeting;

in the event only a portion of shares was transferred following the date of completion of the list of persons entitled to participate in the general meeting, each voter must indicate the number of votes given for the undeleted voting option in the respective field provided for the number of votes, with a note that certain portion of shares was transferred following the date of completion of the list of persons entitled to participate in the general meeting and the voter has received directions from the acquirer of such shares which coincide with such undeleted voting option; such votes shall be summed up.

2

OPEN JOINT STOCK COMPANY OF ENERGY AND ELECTRIFICATION

OAO MOSENERGO

000001

8 Raushskaya Naberezhnaya, 113035 Moscow, Russia

BALLOT
for voting at the annual general meeting of shareholders

Form: Meeting
Date and time of the meeting:
10:00 a.m. (local time), May 30, 2003
Place of the meeting:
Renaissance Moscow Hotel, 18/1 Olimpiysky Prospect, Moscow
Mail address to which filled out ballots may be delivered: ZAO The Specialized Registrar Reestr-Service at 15 Sadovnicheskaya Ulitsa, 113035 Moscow

Number of voting shares owned by the shareholder: ________

ITEM:
3. On the remuneration and compensations payable to members of the Board of Directors of the Company.
RESOLUTION:
To approve the revised Regulations of Remuneration and Compensations Payable to Members of the Board of Directors.

"FOR"	"AGAINST"	"ABSTAINED"
________________	________________	________________
* ________________	* ________________	* ________________
________________	________________	________________

PLEASE LEAVE UNDELETED THE OPTION WHICH REFLECTS YOUR DECISION

ANY BALLOT IN WHICH MORE THAN ONE OPTION REMAINS UNDELETED WILL BE DEEMED INVALID

(except in the event the vote is taken in accordance with directions of persons who acquired shares following the date of completion of the list of persons entitled to participate in the general meeting of shareholders, or in accordance with directions of depositary receipt holders)

ANY BALLOT CONTAINING ERASURES OR CORRECTIONS WILL BE DEEMED INVALID

ANY BALLOT NOT SIGNED BY THE SHAREHOLDER SHALL BE INVALID!

Signature of the shareholder or proxy _____________ (___________________________)
(signature) (name)

acting under a power-of-attorney issued on _____ **by** ___________________________
(the issuer of the power-of-attorney)

3

Attention! Each ballot delivered to a shareholder by registered mail and returned to the Company which is executed by a proxy (representative) of such shareholder must be accompanied by a power-of-attorney on the basis of which such representative acts (or a notarized copy thereof). Each shareholder intending to be present or represented at the general meeting must have this ballot (or give it to his or her representative) for the purposes of voting at the general meeting of shareholders.

***Clarification:**

each voter may elect only one voting option, except in the event the vote is taken in accordance with directions of a person who acquired shares following the date of completion of the list of persons entitled to participate in such general meeting, or in accordance with directions of depositary receipt holders;

in the event more than one voting option remain undeleted in a ballot, the number of votes given for each respective voting option must be indicated in the respective field provided for the number of votes, with a note that the vote is taken in accordance with directions of an acquirer of shares delivered following the date of completion of the list of persons entitled to participate in the general meeting, and (or) in accordance with the directions of depositary receipt holders;

each person voting on the basis of a power-of-attorney issued with regard to shares acquired following the date of completion of the list of persons entitled to participate in the general meeting must indicate the number of votes given for the undeleted voting option in the respective field provided for the number of votes, with a note that the vote is taken on the basis of a power-of-attorney issued with regard to shares acquired following the date of completion of the list of persons entitled to participate in such general meeting;

n the event only a portion of shares was transferred following the date of completion of the list of persons entitled to participate in the general meeting, each voter must indicate the number of votes given for the undeleted voting option in the respective field provided for the number of votes, with a note that certain portion of shares was transferred following the date of completion of the list of persons entitled to participate in the general meeting and the voter has received directions from the acquirer of such shares which coincide with such undeleted voting option; such votes shall be summed up.

3

OPEN JOINT STOCK COMPANY OF ENERGY AND ELECTRIFICATION

OAO MOSENERGO

000001

8 Raushskaya Naberezhnaya, 113035 Moscow, Russia

BALLOT
for voting at the annual general meeting of shareholders

Form: Meeting
Date and time of the meeting:
10:00 a.m. (local time), May 30, 2003
Place of the meeting:
Renaissance Moscow Hotel, 18/1 Olimpiysky Prospect, Moscow
Mail address to which filled out ballots may be delivered: ZAO The Specialized Registrar Reestr-Service at 15 Sadovnicheskaya Ulitsa, 113035 Moscow

Number of voting shares owned by the shareholder: ________

4

(1)

ITEM:
4. On the election of the Board of Directors of the Company.
RESOLUTION:
To elect the Board of Directors of the Company consisting of the following members:

No.	Name of the nominee	Position	Number of votes for the nominee
1	Baurzhan A. BAIMUKHANOV	Chairman of the Board of Directors, ZAO Dala Group	
2	Alexey F. BODUNKOV	Minister of Property Relations, the Government of the Moscow Region	
3	Dmitry V. VASSILIEV	First Deputy General Director for Corporate Policies and Property Management, OAO Mosenergo	
4	Igor T. Goryunov	Chief Engineer and 1st Deputy General Director, OAO MOSENERGO	
5	Sergey S. GRECHISHKIN	Vice President, JP Morgan The nomination has been withdrawn	
6	Arkady V. Yevstafyev	General Director, OAO Mosenergo	
7	Anatoliy Ya. Kopsov	Director for Construction of Generating Facilities, RAO UES of Russia	
8	Artyom V. KUZNETSOV	Representative of Business Development Corporation Holding Limited	
9	Boris V. Nikolskiy	Representative of the governmental executive authority of the City of Moscow in the Council of Federation of the Federal Meeting of the Russian Federation	
10	Richard ALFERT	Managing Director, Investment and Banking Services Department, Renaissance Capital	
11	Vladimir Yu. Platonov	Deputy Chairman of the Management Board, RAO UES of Russia	
12	Andrey N. RAPPOPORT	Deputy Chairman of the Management Board, RAO UES of Russia	

Signature of the shareholder or proxy ____________ (________________________)
(signature) (name)

13	Alexander A. SAVIN	Director, Investment and Banking Services Department, Renaissance Capital		
14	Kirill G. SELEZNEV	Head of the Marketing Department, OAO Gazprom		
15	Pavel S. Smirnov	Member of the Management Board, RAO UES of Russia		
16	Pavel M. Teplukhin	President, ZAO Management Company Troika Dialog		
17	Hodson TORNBERN	Managing Director, Investment and Banking Services Department, Renaissance Capital		
18	Yuri A. UDALTSOV	Head of the Corporate Strategy Department, OAO RAO UES of Russia		
19	Anatoly A. Chabak	General Director, OAO UK NIKoil-Sberezheniya		
20	Alexander V. CHIKUNOV	Head of the Center for the Implementation of Energo Restructuring Projects, OAO RAO UES of Russia		
21	Dmitry B. SHEVTSOV	Managing Director, Head of the Law Department, Renaissance Capital		

Attention! *For cumulative voting, the number of shares held by each shareholder will be multiplied* by 13 (the number of persons which must be elected to the Board of Directors of the Company). Each shareholder may either give all such votes to one nominee or distribute them among two or more nominees.

A split vote received by multiplication of the number of votes owned by the shareholder owning a split share by the number of persons which must be elected to the Board of Directors of the Company may be given for one nominee only.

ANY BALLOT IN WHICH THE AMOUNT OF VOTES EXCEEDS THE NUMBER OF SHARES HELD BY THE SHAREHOLDER MULTIPLIED BY THE NUMBER OF MEMBERS OF THE BOARD OF DIRECTORS, OR WHICH CONTAINS ERASURES OR CORRECTIONS, WILL BE DEEMED INVALID

Signature of the shareholder or proxy ____________ (________________________)
(signature) (name)

acting under a power-of-attorney issued on _____ **by** ________________________
(the issuer of the power-of-attorney)

Attention! Each ballot delivered to a shareholder by registered mail and returned to the Company which is executed by a proxy (representative) of such shareholder must be accompanied by a power-of-attorney on the basis of which such representative acts (or a notarized copy thereof). Each shareholder intending to be present or represented at the general meeting must have this ballot (or give it to his or her representative) for the purposes of voting at the general meeting of shareholders.

4

(2)

OPEN JOINT STOCK COMPANY OF ENERGY AND ELECTRIFICATION ***OAO MOSENERGO***	**000001**

8 Raushskaya Naberezhnaya, 113035 Moscow, Russia

BALLOT
for voting at the annual general
meeting of shareholders

Form: Meeting
Date and time of the meeting:
10:00 a.m. (local time), May 30, 2003
Place of the meeting:
Renaissance Moscow Hotel, 18/1 Olimpiysky Prospect, Moscow
Mail address to which filled out ballots may be delivered: ZAO The Specialized Registrar Reestr-Service at 15 Sadovnicheskaya Ulitsa, 113035 Moscow

Number of voting shares owned by the shareholder: ________

ITEM:
5. On the election of the Audit Commission of the Company.
RESOLUTION:
To elect the Audit Commission of the Company consisting of the following members:

Name and position of the nominee	Options for voting					
1. Oleg V. ZABRODIN, Deputy Chief Accountant for Audits, OAO MOSENERGO	For		Against		Abst-ained	
2. Danil N. Nikitin, First Deputy Head of the Corporate Policies Department, RAO UES of Russia	For		Against		Abst-ained	
3. Sergey B. Sidorov, Head of the Financial Audit Department, RAO UES of Russia	For		Against		Abst-ained	
4. Elena Ye. SMIRNOVA, Advisor on the work of audit commissions of Tsentrenergo Representative Office	For		Against		Abst-ained	
5. Grigory F. Shevchenko, Cogeneration Plant 22 of OAO MOSENERGO, Head of the Planning and Economy Department	For		Against		Abst-ained	

Attention! The number of members of the Audit Commission of the Company is 5. You may vote for 5 or less nominees.

PLEASE LEAVE UNDELETED THE OPTION WHICH REFLECTS YOUR DECISION

ANY BALLOT IN WHICH MORE THAN ONE OPTION REMAINS UNDELETED WILL BE DEEMED INVALID

(except in the event the vote is taken in accordance with directions of persons who acquired shares following the date of completion of the list of persons entitled to participate in the general meeting of shareholders, or in accordance with directions of depositary receipt holders)

5

ANY BALLOT CONTAINING ERASURES OR CORRECTIONS WILL BE DEEMED INVALID
ANY BALLOT NOT SIGNED BY THE SHAREHOLDER SHALL BE INVALID!

Signature of the shareholder or proxy ______________ (________________________)
(signature) (name)
acting under a power-of-attorney issued on _____ **by** ____________________________
(the issuer of the power-of-attorney)

Attention! Each ballot delivered to a shareholder by registered mail and returned to the Company which is executed by a proxy (representative) of such shareholder must be accompanied by a power-of-attorney on the basis of which such representative acts (or a notarized copy thereof). Each shareholder intending to be present or represented at the general meeting must have this ballot (or give it to his or her representative) for the purposes of voting at the general meeting of shareholders.

***Clarification:**

each voter may elect only one voting option, except in the event the vote is taken in accordance with directions of a person who acquired shares following the date of completion of the list of persons entitled to participate in such general meeting, or in accordance with directions of depositary receipt holders;

in the event more than one voting option remain undeleted in a ballot, the number of votes given for each respective voting option must be indicated in the respective field provided for the number of votes, with a note that the vote is taken in accordance with directions of an acquirer of shares delivered following the date of completion of the list of persons entitled to participate in the general meeting, and (or) in accordance with the directions of depositary receipt holders;

each person voting on the basis of a power-of-attorney issued with regard to shares acquired following the date of completion of the list of persons entitled to participate in the general meeting must indicate the number of votes given for the undeleted voting option in the respective field provided for the number of votes, with a note that the vote is taken on the basis of a power-of-attorney issued with regard to shares acquired following the date of completion of the list of persons entitled to participate in such general meeting;

in the event only a portion of shares was transferred following the date of completion of the list of persons entitled to participate in the general meeting, each voter must indicate the number of votes given for the undeleted voting option in the respective field provided for the number of votes, with a note that certain portion of shares was transferred following the date of completion of the list of persons entitled to participate in the general meeting and the voter has received directions from the acquirer of such shares which coincide with such undeleted voting option; such votes shall be summed up.

5

OPEN JOINT STOCK COMPANY OF ENERGY AND ELECTRIFICATION ***OAO MOSENERGO***	**000001**

8 Raushskaya Naberezhnaya, 113035 Moscow, Russia

BALLOT
for voting at the annual general meeting of shareholders

Form: Meeting
Date and time of the meeting:
10:00 a.m. (local time), May 30, 2003
Place of the meeting:
Renaissance Moscow Hotel, 18/1 Olimpiysky Prospect, Moscow
Mail address to which filled out ballots may be delivered: ZAO The Specialized Registrar Reestr-Service at 15 Sadovnicheskaya Ulitsa, 113035 Moscow

Number of voting shares owned by the shareholder: ________

ITEM:
6. **On the approval of the auditor of the Company.**
RESOLUTION:
To approve as the Company's auditor:
OOO Firm Top-Audit (Moscow)
License No. 006580 to carry out general audit, issued on September 11, 2000 for a 3 year period

PLEASE LEAVE UNDELETED THE OPTION WHICH REFLECTS YOUR DECISION

ANY BALLOT IN WHICH MORE THAN ONE OPTION REMAINS UNDELETED WILL BE DEEMED INVALID
(except in the event the vote is taken in accordance with directions of persons who acquired shares following the date of completion of the list of persons entitled to participate in the general meeting of shareholders, or in accordance with directions of depositary receipt holders)
ANY BALLOT CONTAINING ERASURES OR CORRECTIONS WILL BE DEEMED INVALID
ANY BALLOT NOT SIGNED BY THE SHAREHOLDER SHALL BE INVALID!

Signature of the shareholder or proxy ____________ (________________________)
(signature) (name)
acting under a power-of-attorney issued on _____ **by** ________________________
(the issuer of the power-of-attorney)

Attention! Each ballot delivered to a shareholder by registered mail and returned to the Company which is executed by a proxy (representative) of such shareholder must be accompanied by a power-of-attorney on the basis of which such representative acts (or a notarized copy thereof). Each shareholder intending to be present or represented at the general meeting must have this ballot (or give it to his or her representative) for the purposes of voting at the general meeting of shareholders.

6

***Clarification:**

each voter may elect only one voting option, except in the event the vote is taken in accordance with directions of a person who acquired shares following the date of completion of the list of persons entitled to participate in such general meeting, or in accordance with directions of depositary receipt holders;

in the event more than one voting option remain undeleted in a ballot, the number of votes given for each respective voting option must be indicated in the respective field provided for the number of votes, with a note that the vote is taken in accordance with directions of an acquirer of shares delivered following the date of completion of the list of persons entitled to participate in the general meeting, and (or) in accordance with the directions of depositary receipt holders;

each person voting on the basis of a power-of-attorney issued with regard to shares acquired following the date of completion of the list of persons entitled to participate in the general meeting must indicate the number of votes given for the undeleted voting option in the respective field provided for the number of votes, with a note that the vote is taken on the basis of a power-of-attorney issued with regard to shares acquired following the date of completion of the list of persons entitled to participate in such general meeting;

in the event only a portion of shares was transferred following the date of completion of the list of persons entitled to participate in the general meeting, each voter must indicate the number of votes given for the undeleted voting option in the respective field provided for the number of votes, with a note that certain portion of shares was transferred following the date of completion of the list of persons entitled to participate in the general meeting and the voter has received directions from the acquirer of such shares which coincide with such undeleted voting option; such votes shall be summed up.

6

OPEN JOINT STOCK COMPANY OF ENERGY AND ELECTRIFICATION
OAO MOSENERGO

000001

8 Raushskaya Naberezhnaya, 113035 Moscow, Russia

BALLOT
for voting at the annual general meeting of shareholders

Form: Meeting
Date and time of the meeting:
10:00 a.m. (local time), May 30, 2003
Place of the meeting:
Renaissance Moscow Hotel, 18/1 Olimpiysky Prospect, Moscow
Mail address to which filled out ballots may be delivered: ZAO The Specialized Registrar Reestr-Service at 15 Sadovnicheskaya Ulitsa, 113035 Moscow

Number of voting shares owned by the shareholder: ________

ITEM:
7. On amendments to the Charter of the Company.
RESOLUTION:
To amend the Charter of the Company as follows:

"FOR"	"AGAINST"	"ABSTAINED"
______________	______________	______________
* ______________	* ______________	* ______________
______________	______________	______________

Section 3:
to add the following subsection to Section 3.2:
"- appraisal of industrial safety;".

Section 7:
to replace paragraph one of Section 7.1 with the following language:
"7.1. The Company may adopt a resolution on (declare) the payment of dividends on its outstanding shares based on the results of the 1st quarter, six months or nine months of the financial year and (or) on the results of the financial year. A resolution on the payment (declaration) of dividends based on the results of the 1st quarter, six months or nine months of the financial year and (or) on the results of the financial year may be adopted within three months following the end of each respective period";

to replace paragraphs one and two of Section 7.3 with the following language:
"7.3. A resolution on the payment (declaration) of dividends, including a resolution on the amount of the dividend and the form of payment thereof with regard to each category (type) of shares shall be adopted at the General Meeting of Shareholders of the Company.

Signature of the shareholder or proxy ______________ (______________________)
(signature) (name)

7
(1)

Dividends may not exceed the amount recommended by the Board of Directors of the Company";

to replace Section 7.6 with the following language:

"7.6. The time of payment of dividends shall be determined at the General Meeting of the Shareholders of the Company, such date being not later than Sixty (60) days following the date of the resolution to pay such dividends.".

Section 10:

to replace Section 10.2.13 with the following language:

"(13) to approve all annual reports, annual financial statements, including profit and loss statements (profit and loss accounts) of the Company, and to distribute profits, including to pay (declare) dividends, except the profit distributed as dividends based on the results of the 1st quarter, six months or nine months of the financial year, and losses of the Company based on the results of each financial year;";

to add Section 10.2.13.1 as follows:

"(13.1) to pay (declare) dividends based on the results of the 1st quarter, six months or nine months of the financial year;";

to add Section 10.9 as follows:

"10.9. The General Meeting of Shareholders of the Company may be held either at the location of the Company or in Dzerzhinsky, the Moscow Region.

The specific address at which each General Meeting of Shareholders shall be held shall be established by the Board of Directors in the process of consideration of matters related to the holding of such General Meeting of Shareholders.";

to add Section 10.10 as follows:

"10.10. The Chairman of the Board of Directors shall preside at all General Meetings of Shareholders.

In the event the Chairman of the Board of Directors is absent from a General Meeting of Shareholders, the Deputy Chairman of the Board of Directors shall preside at such General Meeting of Shareholders.

In the event both the Chairman and the Deputy Chairman of the Board of Directors are absent, any member of the Board of Directors may preside at such General Meeting of Shareholders in accordance with a decision adopted by the shareholders present at such General Meeting of Shareholders.".

Section 11:

to replace Section 11.1 with the following language:

"11.1. The annual General Meeting of Shareholders of the Company shall be held not earlier than two months and not later than six months following the end of the financial year.

Each annual General Meeting of Shareholders shall resolve the following matters: the elections to the Board of Directors and the Audit Commission, the approval of the Auditor of the Company, the approval of the annual report and annual financial statements of the Company, including reports on profits and losses (profit and loss accounts) which shall be submitted by the Board of Directors of the Company, and the distribution of profits, including the payment (declaration) of dividends, except the profit distributed as dividends based on the results of the 1st quarter, six months or nine months of the financial year, and losses of the Company based on the results of the financial year.".

Signature of the shareholder or proxy ______________ (______________________)
(signature) (name)

7

(2)

To replace paragraphs one and two of Section 11.11 with the following language:

"11.11. In the absence of a quorum required for an annual General Meeting of Shareholders, an adjourned General Meeting of Shareholders shall be held with the same agenda. In the absence of a quorum required for an extraordinary General Meeting of Shareholders, an adjourned General Meeting of Shareholders shall be held with the same agenda.

A resolution to convene an adjourned General Meeting of Shareholders of the Company shall be adopted by the Board of Directors of the Company.

An adjourned General Meeting of Shareholders shall be deemed legally competent if holders of in the aggregate at least 30 per cent of all votes attached to the outstanding voting shares in the Company are present at such meeting.".

Section 12:

to replace paragraph three of Section 12.5 with the following language:

"Information (materials) on the items on the agenda of each General Meeting of Shareholders and the list of such information (materials) shall be made available to all persons entitled to participate in such General Meeting of Shareholders in accordance with the resolution of the Board of Directors of the Company".

Section 14:

to replace paragraph one of Section 14.9 with the following language:

"14.9. In the event the proposed agenda of an extraordinary General Meeting of Shareholders includes the election to the Board of Directors of the Company:";

to replace paragraph one of Section 14.9.2 with the following language:

"14.9.2. A holder (holders) in the aggregate of at least 2% of voting shares in the Company may nominate members of the Board of Directors of the Company, provided that the number of such nominees may not exceed the number of members of the Board of Directors of the Company.".

Section 15:

to replace Section 15.1.19 with the following language:

"(19) to approve each annual (quarterly) business plan and each report on the results of implementation thereof, and to approve (adjust) the control data reflecting the cash (budget) flow of the Company and/or to approve (adjust) the cash (budget) flow of the Company;";

to add Section 15.1.20.1 as follows:

"(20.1) to amend the Charter of the Company in connection with the establishment of a branch or representative office of the Company (including the change of the name or location of any branch or representative office of the Company), and the liquidation thereof;";

to replace Section 15.1.21 with the following language:

Signature of the shareholder or proxy ______________ (______________________________)
(signature) (name)

7

(3)

"(21) to resolve on the participation of the Company in any other entity (including to coordinate constituent documents and the nomination of members of the management bodies of any newly established entity), on changing the interest (number of shares or amount of units), on encumbering shares and units and on the termination of such participation in any other entity;";

to replace Section 15.1.22 with the following language:

"(22) to determine the credit policy of the Company with regard to granting loans, binding the Company with credit and loan agreements, guarantees, bills (issuance of promissory notes and bills of exchange), pledging property, to adopt resolutions on such transactions in the instances provided for in the Company's credit policy, and to adopt resolutions on any matter referred to above in the event the Board of Directors has not determined the Company's credit policy;";

to replace Section 15.1.29 with the following language:

"(29) to preliminarily approve resolutions on:

(a) transactions involving free transfer of the Company's property or property rights (claims) against the Company or any third person;

(b) transactions involving relief from property obligations for the benefit of the Company or any third party;

(c) transactions involving free services (work) rendered by the Company to any third person;";

to replace Section 15.1.36 with the following language:

"(36) to determine the position of the Company (or representatives of the Company) on the following items on the agenda of any general meeting of shareholders (participants) or any meeting of the board of directors of a subsidiary or dependent company (a "SDC"), including to issue instructions either to vote or not vote on any item on the agenda, to vote "for", "against" or to abstain from voting on any draft resolution:

(a) on the determination of the agenda of a general meeting of shareholders (participants) of a SDC;

(b) on the restructuring or liquidation of a SDC;

(c) on the determination of the number of members of the board of directors of a SDC, and on the nomination, election and termination of members of the board of directors;

(d) on the determination of the number, nominal value, category (type) of authorized shares in a SDC and rights attached to such shares;

(e) on the increase in the charter capital of a SDC through an increase in the nominal value of shares or through offering new shares;

(f) on offering securities of a SDC convertible into ordinary shares;

(g) on the split or consolidation of shares in a SDC;

(h) on the approval of large-scale transactions to be entered into by a SDC;

(i) on the participation of a SDC in other entities (joining an existing entity or establishing of a new entity) and on the acquisition, disposal or encumbrance of shares or units in the charter capital of such entity;

Signature of the shareholder or proxy ______________ (____________________________)
(signature) (name)

7

(4)

(j) on transactions (including a series of related transactions) to be entered into by a SDC, involving disposal or potential disposal of any property which represents fixed assets, intangible assets, construction in progress of facilities designed for the production, transfer, dispatching or distribution of electric or heat energy, in the instances (amounts) provided for in the procedures of cooperation between the Company and entities in which the Company participates approved by the Board of Directors of the Company;

(k) on amendments to the constituent documents of a SDC;

(l) on the remuneration and compensations payable to members of the Board of Directors and the Audit Commission of a SDC;";

to replace Section 15.1.37 with the following language:

"(37) to determine the position of the Company (or representatives of the Company) on the following items on the agenda of any meeting of the board of directors of a SDC (including to issued instructions either to vote or not vote on any item on the agenda, to vote "for", "against" or to abstain from voting):

(a) on the determination of the position of representatives of the SDC on items on the agenda of any general meeting of shareholders (participants) and meeting of the board of directors of any subsidiary or dependent company of such SDC with regard to the entering into (approval of) any transaction (including a series of related transactions) to be entered into by a SDC, involving disposal or potential disposal of any property which represents fixed assets, intangible assets, construction in progress of facilities designed for the production, transfer, dispatching or distribution of electric or heat energy, in the instances (amounts) provided for in the procedures of cooperation between the Company and entities in which the Company participates approved by the Board of Directors of the Company;

(b) on the determination of the position of representatives of the SDC on the items on the agenda of any general meeting of shareholders (participants) and meeting of the board of directors of any subsidiary or dependent company of any SDC which engages in the production, transfer, dispatching or sales of electric or heat energy, on the restructuring, liquidation, increase in the charter capital of such companies through an increase in the nominal value of shares or offering new shares, on offering securities convertible into ordinary shares;";

to replace Section 15.1.38 with the following language:

"(38) to approve preliminarily resolutions on entering into:

(a) any transaction involving non-current assets of the Company which amount to 10 through 25 per cent of the balance sheet value of such assets as of the date of the resolution on such transaction,

(b) any transaction (including a series of related transactions) to be entered into by a SDC which involve the disposal or potential disposal of any property which represents fixed assets, intangible assets, construction in progress of facilities designed for the production, transfer, dispatching or distribution of electric or heat energy, in the instances (amounts) provided for in specific resolutions of the Board of Directors of the Company";

Signature of the shareholder or proxy ____________ (________________________)
(signature) (name)

7

(5)

to replace Section 15.1.40 with the following language:

"(40) to adopt resolutions on the nomination of the individual executive body, members of any other management or control body or the auditor of an entity of any legal form in which the Company participates;";

Article 20:

to delete the following language from Section 20.2:

"to approve the internal document of the Company determining the form, structure and contents of the annual report of the Company;";

In Section 20.2, to replace the language "to prepare annual (quarterly) business plans and budgets of the Company and annual (quarterly) reports on the results of implementation of the business plan and the budget of the Company" with "to prepare each annual (quarterly) business plan and report on the results of implementation thereof, and to approve (adjust) the cash (budget) flow of the Company in the event the cash flow (budget) of the Company has not been approved by the Board of Directors of the Company;".

Article 25:

To add new Sections 25.4 through 25.11 as follows:

"25.4. The Board of Directors of the Company shall resolve any matters related to the preparation for and holding general meetings of shareholders of any companies established as a result of the restructuring of the Company in the form of a spin-off or split (the "established companies"):

- determine the form, date, place and time of a general meeting of shareholders of any established company and the mail address to which filled out ballots may be delivered;
- determine the agenda of a general meeting of shareholders of any established company;
- determine the date of completion of the list of persons entitled to participate in a general meeting of shareholders of any established company;
- determine how shareholders will be notified of a general meeting of shareholders of any established company;
- determine the list of information (materials) to be made available to shareholders in the process of preparation for a general meeting of shareholders of any established company, and how it will be made available;
- consider proposals made by shareholders of established companies with regard to the nomination of members of management bodies of each such established company to be included in the voting list for the elections. Such proposals shall be made and considered by the Board of Directors of the Company in accordance with the procedure established in the resolution of the General Meeting of Shareholders of the Company with regard to the restructuring;
- submit draft charter of each established company for the consideration of the general meeting of shareholders of such established company;
- approve the form and wording of voting ballots in the event vote is taken by ballot;
- form working bodies of the general meeting of shareholders of the established company;

Signature of the shareholder or proxy ____________ (____________________)

(signature) (name)

7

(6)

- determine the opening time of the registration of participants of any general meeting of shareholders held in the form of joint presence;

25.5 In the absence of a quorum required for a general meeting of shareholders of an established company, an adjourned general meeting of shareholders of such established company with the same agenda shall be held not later than 40 days following such initial general meeting of shareholders of the established company. An adjourned general meeting of shareholders of the established company shall be legally competent (have a quorum) if holders of in the aggregate at least 30 per cent of all votes attached to distributable outstanding shares of such established company are present at such meeting.

25.6. In the event a general meeting of shareholders of an established company is adjourned, the persons entitled to attend such adjourned general meeting of shareholders shall be determined in accordance with the list of persons entitled to attend the initial general meeting of shareholders of such established company which has been adjourned.

25.7 A notice of an adjourned general meeting of shareholders of an established company together with voting ballots shall be delivered to shareholders of an established company by registered mail not later than 20 days prior to the date of such adjourned general meeting of shareholders of such established company. In addition, such notice shall be released in a publication provided for in the Charter of the Company for the release of notices on each General Meeting of Shareholders of the Company.

25.8 In the event a general meeting of shareholders of an established company fails to adopt resolutions on one or more items on the agenda of such general meeting, a repeated general meeting of shareholders of such established company shall be held not later than 40 days following such general meeting of shareholders which has failed to adopt such resolutions. The agenda of such general meeting of shareholders of such established company shall contain only those items which have not been resolved at the general meeting of shareholders of the established company. Persons entitled to participate in such repeated general meeting of shareholders of the established company shall be determined pursuant to Article 51 of the Federal Law "On Joint Stock Companies".

25.9 A notice of a repeated general meeting of shareholders of an established company together with voting ballots shall be delivered to shareholders of such established company by registered mail not later than 20 days prior to the date of such repeated general meeting of shareholders of such established company. In addition, such notice shall be released in a publication provided for in the Charter of the Company for the release of notices on each General Meeting of Shareholders of the Company.

25.10 The Board of Directors of the Company shall be responsible for the preparation for and holding of each repeated general meeting of shareholders of each established company.

Signature of the shareholder or proxy __________ (________________)
(signature) (name)

7

(7)

25.11 Other matters related to the preparation for and holding general meetings of shareholders of established companies shall be resolved at a General Meeting of Shareholders of the Company in the process of consideration of the restructuring of the Company in the form of spin-off or split.".

"FOR"	"AGAINST"	"ABSTAINED"
* ______	* ______	* ______

PLEASE LEAVE UNDELETED THE OPTION WHICH REFLECTS YOUR DECISION

ANY BALLOT IN WHICH MORE THAN ONE OPTION REMAINS UNDELETED WILL BE DEEMED INVALID

(except in the event the vote is taken in accordance with directions of persons who acquired shares following the date of completion of the list of persons entitled to participate in the general meeting of shareholders, or in accordance with directions of depositary receipt holders)

ANY BALLOT CONTAINING ERASURES OR CORRECTIONS WILL BE DEEMED INVALID

ANY BALLOT NOT SIGNED BY THE SHAREHOLDER SHALL BE INVALID!

Signature of the shareholder or proxy ______________ (______________________)
(signature) (name)

acting under a power-of-attorney issued on _____ **by** ______________________
(the issuer of the power-of-attorney)

Attention! Each ballot delivered to a shareholder by registered mail and returned to the Company which is executed by a proxy (representative) of such shareholder must be accompanied by a power-of-attorney on the basis of which such representative acts (or a notarized copy thereof). Each shareholder intending to be present or represented at the general meeting must have this ballot (or give it to his or her representative) for the purposes of voting at the general meeting of shareholders.

***Clarification:**

each voter may elect only one voting option, except in the event the vote is taken in accordance with directions of a person who acquired shares following the date of completion of the list of persons entitled to participate in such general meeting, or in accordance with directions of depositary receipt holders;

in the event more than one voting option remain undeleted in a ballot, the number of votes given for each respective voting option must be indicated in the respective field provided for the number of votes, with a note that the vote is taken in accordance with directions of an acquirer of shares delivered following the date of completion of the list of persons entitled to participate in the general meeting, and (or) in accordance with the directions of depositary receipt holders;

each person voting on the basis of a power-of-attorney issued with regard to shares acquired following the date of completion of the list of persons entitled to participate in the general meeting must indicate the number of votes given for the undeleted voting option in the respective field provided for the number of votes, with a note that the vote is taken on the basis of a power-of-attorney issued with regard to shares acquired following the date of completion of the list of persons entitled to participate in such general meeting;

in the event only a portion of shares was transferred following the date of completion of the list of persons entitled to participate in the general meeting, each voter must indicate the number of votes given for the undeleted voting option in the respective field provided for the number of votes, with a note that certain portion of shares was transferred following the date of completion of the list of persons entitled to participate in the general meeting and the voter has received directions from the acquirer of such shares which coincide with such undeleted voting option; such votes shall be summed up.

7

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OPEN JOINT STOCK COMPANY OF ENERGY AND ELECTRIFICATION

OAO MOSENERGO

000001

8 Raushskaya Naberezhnaya, 113035 Moscow, Russia

BALLOT
for voting at the annual general meeting of shareholders

Form: Meeting
Date and time of the meeting:
10:00 a.m. (local time), May 30, 2003
Place of the meeting:
Renaissance Moscow Hotel, 18/1 Olimpiysky Prospect, Moscow
Mail address to which filled out ballots may be delivered: ZAO The Specialized Registrar Reestr-Service at 15 Sadovnicheskaya Ulitsa, 113035 Moscow

Number of voting shares owned by the shareholder: ________

ITEM:

8. On the approval of the revised Regulations of the Procedures of Preparation for and Holding of a General Meeting of Shareholders of the Company.

RESOLUTION:

To approve the revised Regulations of the Procedures of Preparation for and Holding of a General Meeting of Shareholders of the Company.

"FOR"	"AGAINST"	"ABSTAINED"
______________	______________	______________
* ______________	* ______________	* ______________
______________	______________	______________

PLEASE LEAVE UNDELETED THE OPTION WHICH REFLECTS YOUR DECISION

ANY BALLOT IN WHICH MORE THAN ONE OPTION REMAINS UNDELETED WILL BE DEEMED INVALID

(except in the event the vote is taken in accordance with directions of persons who acquired shares following the date of completion of the list of persons entitled to participate in the general meeting of shareholders, or in accordance with directions of depositary receipt holders)

ANY BALLOT CONTAINING ERASURES OR CORRECTIONS WILL BE DEEMED INVALID

ANY BALLOT NOT SIGNED BY THE SHAREHOLDER SHALL BE INVALID!

Signature of the shareholder or proxy _____________ (_______________________)
(signature) (name)

acting under a power-of-attorney issued on _____ **by** ______________________
(the issuer of the power-of-attorney)

8

Attention! Each ballot delivered to a shareholder by registered mail and returned to the Company which is executed by a proxy (representative) of such shareholder must be accompanied by a power-of-attorney on the basis of which such representative acts (or a notarized copy thereof). Each shareholder intending to be present or represented at the general meeting must have this ballot (or give it to his or her representative) for the purposes of voting at the general meeting of shareholders. ***Clarification:** each voter may elect only one voting option, except in the event the vote is taken in accordance with directions of a person who acquired shares following the date of completion of the list of persons entitled to participate in such general meeting, or in accordance with directions of depositary receipt holders; in the event more than one voting option remain undeleted in a ballot, the number of votes given for each respective voting option must be indicated in the respective field provided for the number of votes, with a note that the vote is taken in accordance with directions of an acquirer of shares delivered following the date of completion of the list of persons entitled to participate in the general meeting, and (or) in accordance with the directions of depositary receipt holders; each person voting on the basis of a power-of-attorney issued with regard to shares acquired following the date of completion of the list of persons entitled to participate in the general meeting must indicate the number of votes given for the undeleted voting option in the respective field provided for the number of votes, with a note that the vote is taken on the basis of a power-of-attorney issued with regard to shares acquired following the date of completion of the list of persons entitled to participate in such general meeting; in the event only a portion of shares was transferred following the date of completion of the list of persons entitled to participate in the general meeting, each voter must indicate the number of votes given for the undeleted voting option in the respective field provided for the number of votes, with a note that certain portion of shares was transferred following the date of completion of the list of persons entitled to participate in the general meeting and the voter has received directions from the acquirer of such shares which coincide with such undeleted voting option; such votes shall be summed up.	**8**